SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of April, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of:
a) A press release published by Banco de Chile in local newspapers on April 29, 2005, regarding consolidated financial statements for the three months ended March 31, 2005.
b) A Press Release issued by Banco de Chile (“the Bank”) on April 29, 2005, regarding financial statements for the three months ended March 31, 2005.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of March 31, 2005 and 2004

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

ASSETS	2005	2004
	MCh$	MCh$

CASH AND DUE FROM BANKS	898,928.2	1,020,304.9

LOANS:
Commercial loans	2,944,866.2	2,698,205.5
Foreign trade loans	621,956.9	641,193.8
Consumer loans	739,263.0	629,799.2
Mortgage loans	752,449.8	1,103,797.8
Leasing contracts	362,382.3	288,156.1
Contingent loans	557,737.7	447,248.7
Other outstanding loans	1,016,747.1	519,374.5
Past due loans	87,295.7	109,428.5
Total loans	7,082,698.7	6,437,204.1

Allowance for loan losses	(148,932.9)	(181,705.4)
Total loans, net	6,933,765.8	6,255,498.7

OTHER LOANS:
Interbank loans	2,722.5	52,816.7
Investments purchased under agreements to resell	25,309.1	23,152.6

Total other loans	28,031.6	75,969.3

INVESTMENTS:
Government securities	1,055,661.6	1,053,213.3
Other financial investments	281,662.0	455,092.5
Investment collateral under agreements to repurchase	313,861.0	439,705.4
Assets held for leasing	23,589.3	25,964.8
Assets received in lieu of payment	15,697.2	16,537.8
Other non-financial investments	2.2	2.2

Total investments	1,690,473.3	1,990,516.0

OTHER ASSETS	299,485.4	296,926.1

FIXED ASSETS:
Bank premises and equipment, net	132,611.1	129,756.0
Investments in other companies	5,430.4	5,022.6

Total fixed assets	138,041.5	134,778.6

Total assets	9,988,725.8	9,773,993.6

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2004
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,529,891.6	1,288,324.6
Time deposits	4,107,213.3	4,010,961.5
Other demand and time deposits	693,160.7	695,850.2
Securities sold under agreements to repurchase	331,625.4	443,668.4
Mortgage finance bonds	664,518.5	1,007,403.5
Contingent liabilities	560,061.2	447,380.9

Total deposits and other liabilities	7,886,470.7	7,893,589.1

BONDS ISSUED:
Bonds	177,879.1	3,026.9
Subordinated bonds	301,867.2	272,766.6

Total bonds issued	479,746.3	275,793.5

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,676.1	2,617.5
Other Central Bank borrowings	83,506.2	—
Borrowings from domestic financial institutions	107,875.3	52,860.6
Foreign borrowings	634,025.8	670,483.8
Other liabilities	36,739.7	43,272.2

Total borrowings from financial institutions and Central Bank	863,823.1	769,234.1

OTHER LIABILITIES	199,851.9	221,424.3

Total liabilities	9,429,892.0	9,160,041.0

MINORITY INTEREST	0.8	4.2

SHAREHOLDERS’ EQUITY:
Capital and reserves	515,094.1	570,060.8
Other equity accounts	2,899.5	5,159.4
Net income for the year	40,839.4	38,728.2

Total shareholders’ equity	558,833.0	613,948.4

Total liabilities and shareholders’ equity	9,988,725.8	9,773,993.6

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF MARCH 31,
(Expressed in million of Chilean pesos)
________________

	2005	2004
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	113,938.5	116,363.1
Gains from trading activities	5,318.8	10,804.9
Income from fees and other services	38,999.9	34,442.6
Other operating income	3,044.0	5,306.2

Total operating revenues	161,301.2	166,916.8
Less:
Interest expense	(30,694.6)	(31,592.5)
Losses from trading activities	(4,032.5)	(5,294.1)
Expenses from fees and other services	(7,356.8)	(6,645.4)
Loss from foreign exchange transactions	(5,564.5)	(11,330.8)
Other operating expenses	(4,207.2)	(3,212.2)

Gross margin	109,445.6	108,841.8
Personnel salaries and expenses	(34,073.9)	(32,130.0)
Administrative and other expenses	(22,995.9)	(20,704.0)
Depreciation and amortization	(4,157.8)	(4,071.8)

Net margin	48,218.0	51,936.0
Provision for loan losses	(5,068.0)	(9,939.0)

Total operating income	43,150.0	41,997.0

NON OPERATING RESULTS:
Non operating income	1,141.5	1,406.3
Non operating expenses	(2,957.5)	(2,504.5)
Equity participation in net income (loss) in investments in other companies	199.3	(52.3)
Net loss from price-level restatement	3,929.0	2,653.4

Income before income taxes	45,462.3	43,499.9
Income taxes	(4,622.7)	(4,770.9)

Income after income taxes	40,839.6	38,729.0
Minority interest	(0.2)	(0.8)

Net income for the year	40,839.4	38,728.2

2005 First Quarter Results

Santiago, Chile, April 29, 2005 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the first quarter ended March 31, 2005.
FINANCIAL HIGHLIGHTS

  Net income for the 1Q05 was Ch$ 40,839 million, an increase of 5.4% compared to 1Q04.

  The Bank’s ROAE continued to be outstanding, reaching a 24.4% during 1Q05, broadly exceeding the system’s average of 17.2%.

  The Bank’s loan portfolio grew by 9.2% over the last twelve-month period and 3.7% during the 1Q05.

Selected Financial Data	1Q04	4Q04	1Q05	% Change 1Q05/1Q04
Income Statement (Millions, Chilean pesos)
Net Financial Incom e	73,440	92,841	77,679	5.8%
Incom e from Services	29,892	34,851	30,480	2.0%
Gains on Sales of Financial Ins trum ents	5,511	(7,304)	1,286	(76.7)%
Operating Revenues	108,843	120,388	109,445	0.6%
Provis ions for Loan Loss es	(14,788)	(20,748)	(13,499)	(8.7)%
Total Operating Expens es	(56,646)	(69,505)	(61,028)	7.7%
Net Incom e	38,729	30,722	40,839	5.4%

Earnings per Share (Chilean pesos)
Net incom e per Share	0.57	0.46	0.62	8.8%
Book value per Share	9.01	10.08	8.42	(6.5)%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,490,023	6,833,800	7,085,422	9.2%
Total As s ets	9,773,996	9,572,012	9,988,726	2.2%
Shareholders' Equity	613,948	669,137	558,833	(9.0)%

Profitability
ROAA	1.63%	1.26%	1.69%
ROAE	21.8%	18.7%	24.4%
Net Financial Margin	3.5%	4.3%	3.6%
Efficiency ratio	52.0%	57.7%	55.8%
Asset Quality
Past Due Loans / Total Loans	1.69%	1.23%	1.23%
Allowances / Total Loans	2.80%	2.23%	2.10%
Allowances / Pas t Due Loans	166.1%	181.5%	170.6%
Capital Adequacy
Total Capital / Risk Adjus ted As sets	13.2%	11.7%	11.9%

2005 First Quarter Results

First Quarter 2005 Highlights

The Bank
  Annual Shareholders’ Meeting. As a consequence of the end of the legal and statutory three- year permanence term established for the members of Board of Directors, at the Ordinary Shareholders Meeting of the Bank, held on March 17, 2005, it was agreed to completely reelect the Board of Directors. It was also agreed to designate Alternate Directors. The following were appointed as Directors for a three year term: Fernando Cañas Berkowitz (Chairman), Andrónico Luksic Craig (Vice Chairman), Jorge Awad Mehech, Jacob Ergas Ergas, Thomas Fürst Freiwirth, Guillermo Luksic Craig, Rodrigo Manubens Moltedo, Gonzalo Menéndez Duque, Máximo Pacheco Matte, Francisco Pérez Mackenna, Segismundo Schulin- Zeuthen Serrano, Edmundo Eluchans Urenda and Jorge Ergas Heymann, the two latter as Alternate Directors.
  Distribution of Dividends. At the above mentioned indicated Ordinary Shareholders Meeting of the Bank, distribution and payment of dividend N°193 was approved at the amount of Ch$2.2993 per common share (1,379.58/ADS), and consequently charged against year 2004 Banco de Chile net income.
  Sale of Shares issued by Banco de Chile. At the Board of Director’s Meeting held on March 24, 2005 it was decided to initiate the sale of 1,701,994,590 shares issued by the Bank (2.5% of the total outstanding shares), previously bought according to the share repurchasing program launched on March 26, 2004. The sale will begin with a preferential offer to shareholders in accordance to the Chilean Corporate Law and ultimately seeks to increase the Bank’s capital base thus anticipating future loan growth.
  Fitch Ratings upgrades Banco de Chile and affirms a stable outlook. On March 31, 2005, Fitch Ratings upgraded the long-term and short-term foreign currency ratings of Banco de Chile to “A“ from “A-“ and to “F1” from “F2”, respectively, as a result of its solid performance and sound balance sheet, standing in line with the recent upgrade of Chile’s sovereign long-term foreign currency ratings.
  Loan portfolio. As of March 31, 2005, the Bank’s loan portfolio, net of interbank loans, totaled Ch$7,082,699 million, reflecting an annual and quarterly growth of 10.0% and 3.9%, respectively. The Bank reached a market share of 17.7% as of March 31, 2005.
  A new local bond placement. On March 22, 2005, the Bank placed a new series of subordinated bonds for a total amount of UF2 million with an annual real rate of 4.34% and maturity in 2023. These bonds were rated AA by the Chilean rating agencies and will complement the Bank’s long-term financing, strengthening at the same time the Bank’s capital base.

  All of Banco de Chile’s shares can now trade as ADRs. The Bank has obtained the Chilean Central Bank’s approval to trade all its shares as American Depositary Receipts. Previously, only 34% of its shares could be converted into ADS, percentage equivalent to the incidence of ten Banco de A. Edwards’ shares in the total shares of the merged bank. Banco de A. Edwards launched its ADR program in 1995 which was renewed by Banco de Chile after the merger.

  Branch network expansion. During 1Q05 the Bank opened three new branches and installed 56 additional ATMs in order to support the expected expansion of the Bank’s presence in the retail sector. The 2005 strategic plan considers opening over 20 branches and further expanding the ATM network in a context of a healthy and growing economy.

  Banco de Chile as a member of the consortium of banks which will form the Financial Administrator of Transantiago (AFT). Recently, Banco de Chile along with other Chile’s three largest banks and two important companies from the technological and retail sectors, was awarded the 12 year contract under the Concession System known as the Financial Adminsitration of Transantiago. Transantiago is an urban transport plan which will implement a comprehensive public transportation system in the Santiago Metropolitan Region. The AFT will administrate the US$700 million that are expected to be collected annually as surface and underground fares and also manage the smart card system payment.

  The Bank signs Ch$200 million Syndicated Credit Agreement. Banco de Chile has signed a syndicated credit agreement for US$ 200 million with four foreign banks, which will permit Banco de Chile to finance its international business operations from Chile and expand the base of working capital to consolidate its operations in its New York Branch (US$ 50 million will be directly allocated to this branch). The interest rate of the loan was set at Libor + 0.225%, which constitutes the lowest interest rate that a Chilean company has obtained internationally for a loan with a five year termination payment period since the Asian financial crisis.

  The Mutual Funds subsidiary continues to develop new products. Banchile General Administrator of Funds, in line with its strategy of continued product innovation, launched during 1Q05 three new mutual funds: “Banchile Garantizado 112”, “Fondo Mutuo Inversión 10” and “Fondo Mutuo

2005 First Quarter Results

Inversión 20”. This subsidiary has sustained itself as market leader due to its integral product offerings. Currently, it operates 43 different mutual funds and has a market share of 25.8%, in terms of funds under management.

Financial System Highlights
  The Chilean Financial System reached a net income of Ch$200,730 million during 1Q05, representing a 2.1% increase compared to 1Q04 and 37.8% rise relative to the previous quarter. The annual increase in net income was mainly driven by net financial income, fee income and a decrease in provisions for loan losses, factors that more than offset the increase in operating expenses and lower gains on sales of financial instruments. The 1Q05 net income resulted in a system’s ROAE of 17.2%.
  Total loan portfolio, net of interbank loans, as of March 31, 2005 totaled US$66,233 million, increasing by 12.9% and 4.8% in an annual and quarterly basis. These figures reveal a sound economic reactivation together with an increase in the investor’s confidence, which has led to a significant annual increase of almost 10% in corporate commercial loans, the highest rate since 1998. Regarding consumer and residential mortgage loans, they continued with an increasing trend reaching an annual expansion of 19% and 20% respectively, the highest growths during the last 8 years.

2005 First Quarter Results

Banco de Chile 2005 First-Quarter Consolidated Results

NET INCOME

The Bank’s total net income for 1Q05 reached Ch$ 40,839 million, an increase of 5.4% in comparison to 1Q04, which mainly reflects the Bank’s solid revenue momentum following its loan portfolio expansion, improved funding mix and enhanced asset quality, fueled by favorable economic conditions and increased domestic demand.

As a consequence of this result the Bank posted an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.69% and 24.4%, respectively, for 1Q05, exceeding figures of 1.63% and 21.8% registered in 1Q04.

In relation to the comparative lower results obtained during 4Q04, it is worth mentioning that such quarter was mainly impacted by extraordinary expenses as a result of the one-time bonus paid under completion of the collective bargaining process with the workers’ unions, marked to market losses related to a cross currency swap transaction and higher provisions for loan losses.

Bank, Subsidiaries and Foreign Branches' Net Income
(in millions of Chilean pesos)	1Q04	4Q04	1Q05	% Change 1Q05 / 1Q04
Bank	31,574	23,849	33,701	6.7%
Foreign Branches	1,253	384	426	(66.0)%
Stock Brokerage	2,019	3,043	3,482	72.5%
Gral Adm. of Funds	2,085	2,474	1,754	(15.9)%
Insurance Brokerage	366	20	212	(42.1)%
Financial Advisory	818	428	205	(74.9)%
Factoring	788	417	1,179	49.6%
Securitization	19	26	(11)	(157.9)%
Promarket	3	19	24	700.0%
Socofin	(196)	69	(154)	(21.4)%
Trade Services	-	(7)	21	-

Total Net Income	38,729	30,722	40,839	5.4%

During 1Q05, the Bank’s subsidiaries contributed by 16.4% to the consolidated net income, with an overall outcome of Ch$6,712 million compared to Ch$5,902 million registered in 1Q04. This higher result was mainly driven by the Stock Brokerage and the Factoring subsidiaries.

The Stock Brokerage subsidiary’s net income increase during 1Q05 was a consequence of higher fee income primarily from its participation in the public offering of the stock of an important shipping company and from trading of US dollars. The Factoring company increased its results by almost 50% as its loan portfolio expanded by 79% over the last twelve-months.

Lower results during 1Q05, compared to 1Q04, coming from both the General Administrator of Funds and the Insurance Brokerage subsidiary, principally reflected a change in the service agreement for the usage of distribution channels between the Bank and these companies, which implied higher revenue for the Bank and higher fee expenses for these subsidiaries (with no impact at the consolidated bottom line). The Financial Advisory subsidiary’s net income decline during 1Q05 compared to 1Q04, was primarily due to the materialization of the structure of two important syndicated loans during 1Q04.

During 1Q05 and in comparison to 1Q04, the foreign branches’ net income was impacted by higher operating costs related to legal counseling and advisory expenses in the New York branch.

2005 First Quarter Results

NET FINANCIAL INCOME

Net financial income climbed to Ch$77,679 million in 1Q05 from Ch$73,440 million in 1Q04, as a result of a 3.5% growth in average interest earning assets and an 8 basis point increase in net financial margin1.

Net Interest Revenue
(in millions o f Chilean pesos)	1Q04	4Q04	1Q05	% Change 1Q05 / 1Q04
Interest revenue	116,363	126,019	113,938	(2.1)%
Interest expense	(31,592)	(57,116)	(30,694)	(2.8)%
Foreign Exchange
transactions, net	(11,331)	23,938	(5,565)	(50.9)%

Ne t Financial Incom e	73,440	92,841	77,679	5.8%

Avg. Int. earning assets	8,383,144	8,670,096	8,680,371	3.5%
Net Financial Margin[1]	3.5%	4.3%	3.6%	-

The increase in average interest earning assets was principally fueled by expansions in commercial and consumer loans, lease contracts and contingent loans.

Net financial margin increased slightly from 3.5% in 1Q04 to 3.6% in 1Q05 principally due to a better funding mix mainly related to the strong increase in non-interest bearing demand deposits. This effect was reflected in the improvement of the ratio of interest bearing liabilities to interest earning assets which declined to 68.7% in 1Q05 from 72.3% in 1Q04. This positive factor more than offset the negative repricing effect derived from the increase in short term interest rates (as the Bank’s liabilities reprice faster than its assets).

It is important to note, that the Chilean Central Bank has been raising the monetary policy interest rate several times since September 2004 in approximately 100 basis points. In particular, the monetary authority raised this rate twice between December 2004 and March 2005 by 50 basis points (from 2.25% in December 2004 to 2.75% in March 2005). On the contrary, the Central Bank cut its short-term reference interest rate for monetary policy by 100 basis points in 1Q04 (from 2.75% in December 2003 to 1.75% in January 2004).

Therefore, net financial income decreased by 16.3% in 1Q05 compared to the previous quarter due to a decline of 70 basis points in the net financial margin. This decline was influenced by the lower inflation rate, measured by the variation of the UF which was 0.7% in 4Q04 compared to -0.7% in 1Q05, implying that during 1Q05 the Bank earned lower interest income on the portion of UF denominated interest earning assets financed by nominal interest bearing liabilities and by non-interest bearing liabilities.

NET INCOME FROM SERVICES

Total net income from services reached Ch$30,480 million in 1Q05, representing approximately 28% of the Bank’s consolidated operating revenue. The 2.0% increase in fee income in comparison to the same period of the prior year, was driven by larger fees coming from the Stock Brokerage subsidiary, as a consequence of its participation in the public offering of an important shipping company during 1Q05 and a rise in the volume of business generated by the General Administrator of Funds and Insurance Brokerage. In addition, higher income fees were registered during 1Q05 in foreign branches for services related to investments in securities and mutual funds of chilean clients abroad. In regards to lower fees reflected in 1Q05 compared to 1Q04 accounted as in the Bank, they were mainly attributed to higher sales force and cobranding expenses accounted for in this item during 1Q05.

It is worth recalling that during the last quarter of 2004 fees reached a record level for the past three years with outstanding performances obtained by the Bank’s traditional banking services, the General Administrator of Funds and the Stock Brokerage subsidiaries. As for the Bank’s fees the decrease in 1Q05 versus 4Q04 was mainly due to higher cobranding expenses and lower fees from leasing and prepaid loans.

________________________
1	Net financial income divided by average interest earning assets.

2005 First Quarter Results

Net Income from Services, by Company
(in millions o f Chilean pesos)	1Q04	4Q04	1Q05	% Change 1Q05 / 1Q04
Bank	18,772	20,753	17,461	(7.0)%
General Adm. of Funds	4,120	5,390	4,824	17.1%
Financial Advisory	1,030	644	295	(71.4)%
Insurance Brokerage	1,048	646	1,500	43.1%
Stock Brokerage	2,370	4,476	3,485	47.0%
Factoring	139	129	182	30.9%
Socofin	1,944	2,198	1,877	(3.4)%
Securization	60	84	25	(58.3)%
Promarket	0	1	1	-
Foreign Branches	409	530	805	96.8%
Trade Services	-	-	25	-

Total Net Incom e from
Services	29,892	34,851	30,480	2.0%

NET GAINS ON SALES OF FINANCIAL INSTRUMENTS

Gains on sales of financial instruments for the first quarter of 2005 decreased by 76.7% to Ch$1,286 million from Ch$5,511 million in 1Q04 mainly as a consequence of higher earnings obtained from the sale of Central Bank instruments and mortgage finance bonds issued by the Bank, as the medium and long term interest rates decreased between 50 to 70 basis points approximately during 1Q04. The losses accounted for in 4Q04 in this line, were mainly related to the mark to market of a cross currency swap transaction.

PROVISIONS

Provisions amounted to Ch$13,499 million in 1Q05, an 8.7% decrease compared to 1Q04 and a 34.9% drop relative to the previous quarter. This decline principally reflects a healthier loan portfolio, in line with an improved economic environment which has positively impacted the overall risk of mainly corporate clients with the consequent up-grades in some of their risk classifications. Accordingly, the Bank’s provisions to average loans declined to 0.76% in 1Q05 from 0.92% in 1Q04, or 1.21% in 4Q04.

The Bank’s portfolio has also shown better performance, in comparison to the system in reaching, in unconsolidated terms, a ratio of provisions, net of recoveries, to average loans of 0.32% in comparison to a 0.64% for the system as of March 2005. Also, important coverage efforts stand behind the allowances to past due loans ratio of 167% sustained by the Bank in 1Q05, compared to the system’s average of 163%.

Charge-offs decreased significantly compared to the previous quarter and, as a consequence, the ratio of charge-offs to average loans dropped to 1.04% in 1Q05 from 1.74% in 4Q04, remaining at the same level as in 1Q04.

Allow ances and Provisions
(in millions o f Chilean pesos)	1Q04	4Q04	1Q05	% Change 1Q05 / 1Q04
Allowances
Allowances at the beginning of each period	182,466	162,786	152,512	(16.4)%
Price-level restatement	1,009	(1,122)	1,316	30.4%
Charge-off	(16,557)	(29,900)	(18,394)	11.1%
Provisions for loan losses established, net	14,788	20,748	13,499	(8.7)%
Allow ances at the end of each period	181,706	152,512	148,933	(18.0)%
Provisions

Provisions	(14,788)	(20,748)	(13,499)	(8.7)%

Ratios

Allow ances / Total loans	2.80%	2.23%	2.10%
Provisions, net /Avg.Loans	0.53%	0.79%	0.31%
Provisions / Avg. Loans	0.92%	1.21%	0.76%
Charge-offs / Avg. Loans	1.03%	1.74%	1.04%
Recoveries / Avg. Loans	0.39%	0.41%	0.45%

2005 First Quarter Results

OTHER INCOME AND EXPENSES

Total Other Income and Expenses rose to Ch$6,615 million in 1Q05 from Ch$3,439 million in 1Q04 or Ch$5,469 million in 4Q04, mainly as a consequence of higher recoveries of loans previously charged-off and, to a lesser extent, a decrease in expenses associated to assets received in lieu of payments and positive results in participation in earnings of equity investments.

OPERATING EXPENSES

Total operating expenses reached Ch$61,028 million during the first quarter of 2005, an increase of 7.7% compared to 1Q04, due principally to higher personnel and administrative expenses related to the Bank’s focus on expanding both its commercial banking activities and its subsidiaries’ lines of business.

Consequently, personnel salaries and expenses grew by 6.1% during 1Q05, compared to 1Q04, mostly attributable to the incorporation of 297 employees into the Bank. On the administrative side, the 11.1% increase was primarily explained by legal counseling and advisory expenses recorded during 1Q05 in the New York branch, higher expenses coming from the network expansion (129 new ATMs and 3 new branches) principally concentrated in rental disbursements and advertising and promotional campaigns’ expenses mostly supporting Credichile consumer banking, credit cards usage and new checking accounts services.

A higher depreciation and amortization expense during 1Q05, relative to 1Q04, was primarily the result of higher expenses incurred on behalf of the Neos project.

Lower operating expenses recorded during 1Q05 relative to the previous quarter, were mainly driven by a decrease in personnel salaries and administrative expenses. The decrease in personnel salaries was highly the result of the one time-bonus granted in the anticipated four-year collective bargain agreement paid in 4Q04 by the Bank to its workers. The drop in administrative expenses was principally due to lower expenses related to maintenance of fixed assets and to lower advertising and sponsorship expenses.

Operating Expenses
(in millions of Chilean pesos)	1Q04	4Q04	1Q05	% Change 1Q05 / 1Q04
Personnel s alaries and expenses	(32,130)	(39,811)	(34,074)	6.1%
Adm inistrative and other expenses	(20,704)	(25,573)	(22,996)	11.1%
Depreciation and am ortization	(3,812)	(4,121)	(3,958)	3.8%

Total operating expenses	(56,646)	(69,505)	(61,028)	7.7%

Efficiency Ratio*	52.0%	57.7%	55.8%	-
Efficiency Ratio**	48.5%	54.3%	52.1%	-

* Operating expenses/Operating revenues
** Excludes depreciation and amortization

LOSS FROM PRICE- LEVEL RESTATEMENT

Price-level restatement amounted to a positive Ch$3,929 million in 1Q05 compared to a positive Ch$2,653 million during 1Q04, mainly as a consequence of higher negative inflation rate used for adjustment purposes during 1Q05 (-0.5% in 1Q04 compared to -0.8% in 1Q05).

INCOME TAXES

The Bank’s income taxes totaled Ch$4,623 million in 1Q05 compared to Ch$4,771 million in 1Q04, representing effective income tax rates of 10.2% and 11.0%, respectively. It is worth mentioning that our effective tax rate is significantly lower than Chile’s 17% statutory corporate tax rate as the Bank has been permitted to deduct dividend payments to SAOS from its taxable income base.

LOAN PORTFOLIO

As of march 31, 2005, the Bank’s loan portfolio, net of interbank loans, totaled Ch$7,082,699 million reflecting a twelve-month growth of 10% and a quarterly expansion of 3.9% (or 15.6% in annual terms). Loan growth was positively impacted by the country’s dynamic economic growth.

The annual expansion was mainly driven by commercial, consumer and contingent loans, which registered a growth of 9.1%, 17.4% and 24.7%, respectively.

2005 First Quarter Results

In regards to the portfolio mix, it is worth mentioning that the Bank's focus on cross-selling of lease and factoring contracts has resulted in an increase in the relative weight of these products within the total loan portfolio, contributing to a higher average yield. As far as mortgage loans are concerned, the Bank continued increasing its high yielding residential mortgage loans financed by the Bank's general borrowings accounted as other outstanding loans, instead of mortgage loans financed by mortgage finance bonds.

Over the last twelve months, the Bank has achieved a healthy growth rate in both the individual and corporate segments. The segment of lower income individuals posted the highest annual loan growth reaching 18.1%, followed by the high income individual segment at 16.3%.

Large and middle market segments also performed well with growth rates of 7.3% and 6.7% respectively.

On a quarterly basis, the 3.9% growth in loans reveals an overall emphasis in lending activities in line with improved expectations for 2005. Moreover, this growth is the highest quarterly increase since the merger, and was also fueled principally by commercial and consumer loans. However, a significant recovery was noted in foreign trade loans as these had shown negative growth rates in the previous quarter. It is worth mentioning that the Bank is currently focused on strengthening its lending potential through the expansion of its distribution network, and sales force and by redesigning its CRM technology platform.

Loan Portfolio
(in millions of Chilean pesos)	Mar-04	Dic-04	Mar-05	% Change 12 - months	% Change 1Q05 / 4Q04
Commercial Loans	2,698,206	2,844,350	2,944,866	9.1%	3.5%
Mortgage Loans [1]	1,103,798	813,323	752,450	(31.8)%	(7.5)%
Consumer Loans	629,799	686,316	739,263	17.4%	7.7%
Foreign trade Loans	641,194	594,259	621,957	(3.0)%	4.7%
Contingent Loans	447,249	526,654	557,738	24.7%	5.9%
Others Outstanding Loans 2 3	519,375	928,712	1,016,747	95.8%	9.5%
Leasing Contracts	288,156	341,102	362,382	25.8%	6.2%
Past-due Loans	109,429	84,008	87,296	(20.2)%	3.9%
Total Loans, net	6,437,206	6,818,724	7,082,699	10.0%	3.9%
Interbank Loans	52,817	15,076	2,723	(94.8)%	(81.9)%

Total Loans	6,490,023	6,833,800	7,085,422	9.2%	3.7%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.
[3] According to the new guidelines dictated by the Superintendency of Banks, credit lines and overdrafts accounted as other outstanding loans were reclassified as consumer loans and commercial loans in 1Q04. The information for the prior quarters was reclassified for comparative purposes.

Past Due Loans
(in millions of Chilean pesos)	Mar-04	Dic-04	Mar-05	% Change 12 - months	% Change 1Q05 / 4Q04
Commercial loans	93,578	67,841	69,942	(25.3)%	3.1%
Consumer loans	3,498	3,663	3,458	(1.1)%	(5.6)%
Residential mortgage loans	12,353	12,504	13,896	12.5%	11.1%

Total Pas t Due Loans	109,429	84,008	87,296	(20.2)%	3.9%

Past due loans dropped significantly to Ch$87,296 million as of March 31, 2005, from Ch$109,429 million recorded twelve-months ago. This 20.2% contraction was driven by reduced past due loans in the commercial portfolio as a consequence of the sustained charge-off policy that the Bank has been implementing. During 1Q05 past-due loans registered a slight increase of 3.9% mainly explained by one client from the construction sector. However, the past due loans to total loans ratio remained stable at 1.23%,while allowances to past due loans reached 171%.

2005 First Quarter Results

FUNDING

Total liabilities increased by 2.9% during the last twelve months mainly due to an 11.4% expansion in non interest bearing liabilities. During 1Q05, total liabilities rose by 5.9%, driven by both an increase of 4.7% in interest bearing liabilities and a growth of 8.4% in non-interest bearing liabilities.

The annual increase in non-interest bearing liabilities was triggered by the 18.8% growth in current account balances, as a result of low interest rates, low inflation rates and, to a lesser extent, an increase in the number of checking accounts.

On the other hand, interest bearing liabilities showed a slight decrease over the last twelve-months, mostly due to the drop in mortgage finance bonds, as a consequence of a 31.8% decrease in mortgage loans financed by these liabilities. The issuance of bonds (other bonds) partially offset the 34% decrease in mortgage finance bonds, in response to the strategy of financing mortgage loans with the Bank’s general borrowings.

Regarding higher interest bearing liabilities recorded during 1Q05 relative to the previous quarter, they were mainly driven by an increase in medium term time deposits and the issuance of subordinated bonds. The latter will allow strengthening the Bank’s capital base and increase the duration of the Bank’s liabilities.

Funding
(in millions of Chilean pesos)	Mar-04	Dic-04	Mar-05	% Change 12 - months	% Change 1Q05 / 4Q04
Non-interest Bearing Liabilities
Current Accounts	1,288,325	1,413,172	1,529,892	18.8%	8.3%
Bankers drafts and other deposits	798,789	691,896	755,657	(5.4)%	9.2%
Other Liabilities	758,479	820,169	884,020	16.6%	7.8%
Total	2,845,593	2,925,237	3,169,569	11.4%	8.4%
Interest Bearing Liabilities
Savings & Time Deposits	3,818,351	3,634,373	3,920,610	2.7%	7.9%
Central Bank Borrow ings	2,617	108,697	85,182	3,154.9%	(21.6)%
Repurchase agreements	443,669	346,293	331,625	(25.3)%	(4.2)%
Mortgage Finance Bonds	1,007,404	782,577	664,519	(34.0)%	(15.1)%
Subordinated Bonds	272,767	264,174	301,867	10.7%	14.3%
Other Bonds	3,027	180,063	177,879	5,776.4%	(1.2)%
Borrow ings from Domestic Financ . Inst.	52,861	26,188	107,875	104.1%	311.9%
Foreign Borrow ings	670,484	590,784	634,026	(5.4)%	7.3%
Other Obligations	43,271	44,488	36,740	(15.1)%	(17.4)%
Total	6,314,451	5,977,637	6,260,323	(0.9)%	4.7%

Total Liabilities	9,160,044	8,902,874	9,429,892	2.9%	5.9%

INVESTMENT PORTFOLIO

As of March 2005, the Bank’s investment portfolio totaled Ch$1,676,494 million, an increase of 5.1% compared to December 2004. This quarterly increase was mainly fueled by short term Central Bank securities in order to comply with technical reserve requirements2 as a result of the 8.6% growth in demand deposits during such period. In terms of composition, in a context of increased interest rates, the Bank has reduced the duration of its investment portfolio.

At March 31, 2005, the investment portfolio was comprised principally by:

________________________
2	Technical reserve applies to demand deposits, checking accounts, or obligations payable on sight, other deposits unconditionally payable immediately or within a term of less than 30 days and time deposits payable within 10 days prior to maturity, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s capital and reserves.

2005 First Quarter Results

SHAREHOLDER´S EQUITY

As of March 31, 2005, the Bank’s Shareholder Equity totaled Ch$558,833 million (US$953 million), a 9.0% decrease compared to 1Q04 mainly due to a drop in capital and reserves.

This drop was a consequence of the Bank’s tender offer for the repurchase of common stocks, representing 2.5% of the total outstanding shares. While maintained in the Bank’s portfolio, the value of the 1,701,994,590 repurchased shares must be deducted from the basic capital.

At the end of March 2005, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 11.94%, and Basic Capital to Total Assets was 5.15%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders' Equity
(in million of Chilean pesos)	Mar-04	Dic-04	Mar-05	% Change 12 - months
Capital and Reserves	570,061	516,310	515,094	(9.6)%
Accumulated adjustment for translation differences [3]	4,842	1,343	2,886	(40.4)%
Unrealized gain (loss) on permanent financial invest. [4]	316	77	14	(95.6)%
Net Income	38,729	151,407	40,839	5.4%
Total Shareholders' e quity	613,948	669,137	558,833	(9.0)%

________________________
3	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
4	Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, “Unrealized gains (losses) on permanent financial investments”, may be directly charged or credited.

2005 First Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2005 and millions of US dollars (MUS$))

		Quarters			% Change			Year ended			% Change
	1Q04	4Q04	1Q05	1Q05	1Q05-1Q04	1Q05-4Q04	Dec.03	Dec.04	Mar.05	Mar.05	Dec 04-Dec 03
	MCh$	MCh$	MCh$	MUS $			MCh $	MCh $	MUS $	MCh $
Interest revenue and expense
Interest revenue	116,363	126,019	113,938	194.3	(2.1) %	(9.6) %	435,906	539,025	113,938	194.3	23.7%
Interest expense	(31,592)	(57,116)	(30,694)	(52.3)	(2.8) %	(46.3) %	(207,665)	(213,181)	(30,694)	(52.3)	2.7%
Net interest revenue	84,771	68,903	83,244	142.0	(1.8) %	20.8%	228,241	325,844	83,244	142.0	42.8%

Income from services, net
Income from fees and other services	39,749	45,273	42,044	71.7	5.8%	(7.1) %	139,394	165,370	42,044	71.7	18.6%
Other services expenses	(9,857)	(10,422)	(11,564)	(19.7)	17.3%	11.0%	(41,929)	(39,543)	(11,564)	(19.7)	(5.7) %
Income from services, net	29,892	34,851	30,480	52.0	2.0%	(12.5) %	97,465	125,827	30,480	52.0	29.1%

Other operating income, net
Gains on financial instruments, net	5,511	(7,304)	1,286	2.2	(76.7) %	n/a	5,420	(3,126)	1,286	2.2	n/a
Foreign exchange transactions, net	(11,331)	23,938	(5,565)	(9.5)	(50.9) %	n/a	92,591	17,519	(5,565)	(9.5)	(81.1) %
Total other operating income, net	(5,820)	16,634	(4,279)	(7.3)	(26.5) %	n/a	98,011	14,393	(4,279)	(7.3)	(85.3) %

Operating Revenues	108,843	120,388	109,445	186.7	0.6%	(9.1) %	423,717	466,064	109,445	186.7	10.0%
Provision for loan losses	(14,788)	(20,748)	(13,499)	(23.0)	(8.7) %	(34.9) %	(61,119)	(72,924)	(13,499)	(23.0)	19.3%
Other income and expenses
Recovery of loans previously charged-off	6,233	7,106	7,942	13.5	27.4%	11.8%	25,818	33,466	7,942	13.5	29.6%
Non-operating income	1,406	1,411	1,142	1.9	(18.8) %	(19.1) %	5,384	4,782	1,142	1.9	(11.2) %
Non-operating expenses	(4,148)	(2,947)	(2,668)	(4.6)	(35.7) %	(9.5) %	(15,188)	(15,784)	(2,668)	(4.6)	3.9%
Participation in earnings of equity investments	(52)	(101)	199	0.3	n/a	n/a	(1,240)	433	199	0.3	n/a
Total other income and expenses	3,439	5,469	6,615	11.1	92.4%	21.0%	14,774	22,897	6,615	11.1	55.0%

Operating expenses
Personnel salaries and expenses	(32,130)	(39,811)	(34,074)	(58.1)	6.1%	(14.4) %	(127,302)	(135,506)	(34,074)	(58.1)	6.4%
Administrative and other expenses	(20,704)	(25,573)	(22,996)	(39.2)	11.1%	(10.1) %	(81,840)	(87,666)	(22,996)	(39.2)	7.1%
Depreciation and amortization	(3,812)	(4,121)	(3,958)	(6.7)	3.8%	(4.0) %	(17,242)	(15,849)	(3,958)	(6.7)	(8.1) %
Total operating expenses	(56,646)	(69,505)	(61,028)	(104.0)	7.7%	(12.2) %	(226,384)	(239,021)	(61,028)	(104.0)	5.6%

Loss from price-level restatement	2,653	(1,879)	3,929	6.7	48.1%	n/a	(4,104)	(7,406)	3,929	6.7	80.5%
Minority interest in consolidated subsidiaries	(1)	0	0	0.0	n/a	n/a	(2)	(1)	0	0.0	(50.0) %
Income before income taxes	43,500	33,725	45,462	77.5	4.5%	34.8%	146,882	169,609	45,462	77.5	15.5%
Income taxes	(4,771)	(3,003)	(4,623)	(7.9)	(3.1) %	53.9%	(14,136)	(18,202)	(4,623)	(7.9)	28.8%
Net income	38,729	30,722	40,839	69.6	5.4%	32.9%	132,746	151,407	40,839	69.6	14.1%
The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of March 31, 2005, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$586.45 for US$1.00 as of March 31, 2005. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2005 First Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2005 and millions of US dollars (MUS$))

ASSETS	Dec 03	Mar 04	S ep 04	Dec 04	Mar 05	Mar-05	% Change
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 04- Dec 03	Mar 05-Mar 04	Mar 05- Dec 04
Cash and due from banks
Noninterest bearing	654,899	826,039	591,804	535,320	645,561	1,100.8	(18.3%)	(21.8%)	20.6%
Interbank bearing	216,330	194,266	125,058	348,171	253,367	432.0	60.9%	30.4%	(27.2%)
Total cash and due from banks	871,229	1,020,305	716,862	883,491	898,928	1,532.8	1.4%	(11.9%)	1.7%

Financial investments
Government securities	1,027,221	1,053,214	1,034,422	906,347	1,055,662	1,800.1	(11.8%)	0.2%	16.5%
Investments purchase under agreements to resell	30,158	23,152	42,631	26,100	25,309	43.2	(13.5%)	9.3%	(3.0%)
Investment collateral under agreements to repurchase	424,954	439,705	439,641	344,405	313,861	535.2	(19.0%)	(28.6%)	(8.9%)
Other investments	466,184	455,093	268,519	317,564	281,662	480.3	(31.9%)	(38.1%)	(11.3%)
Total financial investments	1,948,517	1,971,164	1,785,213	1,594,416	1,676,494	2,858.8	(18.2%)	(14.9%)	5.1%

Loans, Net
Commercial loans	2,686,513	2,698,206	2,675,944	2,844,350	2,944,866	5,021.5	5.9%	9.1%	3.5%
Consumer loans	598,575	629,799	675,515	686,316	739,263	1,260.6	14.7%	17.4%	7.7%
Mortgage loans	1,146,981	1,103,798	935,270	813,323	752,450	1,283.1	(29.1%)	(31.8%)	(7.5%)
Foreign trade loans	669,339	641,194	640,976	594,259	621,957	1,060.5	(11.2%)	(3.0%)	4.7%
Interbank loans	13,445	52,817	40,354	15,076	2,723	4.6	12.1%	(94.8%)	(81.9%)
Lease contracts	273,474	288,156	328,285	341,102	362,382	617.9	24.7%	25.8%	6.2%
Other outstanding loans	448,402	519,375	732,935	928,712	1,016,747	1,733.7	107.1%	95.8%	9.5%
Past due loans	107,275	109,429	97,140	84,008	87,296	148.9	(21.7%)	(20.2%)	3.9%
Contingent loans	416,493	447,249	506,327	526,654	557,738	951.0	26.4%	24.7%	5.9%
Total loans	6,360,497	6,490,023	6,632,746	6,833,800	7,085,422	12,081.8	7.4%	9.2%	3.7%
Allowances	(182,466)	(181,706)	(162,786)	(152,512)	(148,933)	(254.0)	(16.4%)	(18.0%)	(2.3%)
Total loans, net	6,178,031	6,308,317	6,469,960	6,681,288	6,936,489	11,827.8	8.1%	10.0%	3.8%

Other assets
Assets received in lieu of payment	15,890	16,538	16,320	16,001	15,697	26.8	0.7%	(5.1%)	(1.9%)
Bank premises and equipment	129,901	129,756	131,348	131,609	132,611	226.1	1.3%	2.2%	0.8%
Investments in other companies	5,385	5,022	5,487	5,369	5,430	9.3	(0.3%)	8.1%	1.1%
Other	256,346	322,894	454,548	259,838	323,077	550.8	1.4%	0.1%	24.3%
Total other assets	407,522	474,210	607,703	412,817	476,815	813.0	1.3%	0.5%	15.5%
Total assets	9,405,299	9,773,996	9,579,738	9,572,012	9,988,726	17,032.4	1.8%	2.2%	4.4%

2005 First Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2005 and millions of US dollars (MUS$))

LIABILITIES & S HAREHOLDERS ' EQUITY	Dec 03	Mar 04	S ep 04	Dec 04	Mar 05	Mar-05		% Change
	MCh$	MCh$	MCh$	MCh$	MCh$	MUS $	Dec 04- Dec 03	Mar 05-Mar 04	Mar 05- Dec 04
Deposits
Current accounts	1,248,505	1,288,325	1,296,527	1,413,172	1,529,892	2,608.7	13.2%	18.8%	8.3%
Bankers drafts and other deposits	674,597	798,789	806,083	691,896	755,657	1,288.5	2.6%	(5.4%)	9.2%
Saving accounts and time deposits	3,480,034	3,818,351	3,543,534	3,634,373	3,920,610	6,685.3	4.4%	2.7%	7.9%
Total deposits	5,403,136	5,905,465	5,646,144	5,739,441	6,206,159	10,582.5	6.2%	5.1%	8.1%

Borrowings
Central Bank borrowings	28,349	2,617	2,622	108,697	85,182	145.3	283.4%	3154.9%	(21.6%)
Securities sold under agreements to repurchase	433,910	443,669	450,652	346,293	331,625	565.5	(20.2%)	(25.3%)	(4.2%)
Mortgage finance bonds	1,031,495	1,007,404	905,173	782,577	664,519	1,133.1	(24.1%)	(34.0%)	(15.1%)
Other bonds	3,180	3,027	178,677	180,063	177,879	303.3	5562.4%	5776.4%	(1.2%)
Subordinated bonds	275,753	272,767	266,644	264,174	301,867	514.7	(4.2%)	10.7%	14.3%
Borrowings from domestic financial institutions	50,720	52,861	47,990	26,188	107,875	183.9	(48.4%)	104.1%	311.9%
Foreign borrowings	730,031	670,484	444,756	590,784	634,026	1,081.1	(19.1%)	(5.4%)	7.3%
Other obligations	60,601	43,271	46,160	44,488	36,740	62.6	(26.6%)	(15.1%)	(17.4%)
Total borrowings	2,614,039	2,496,100	2,342,674	2,343,264	2,339,713	3,989.5	(10.4%)	(6.3%)	(0.2%)

Other liabilities
Contingent liabilities	416,520	447,382	509,057	527,915	560,061	955.0	26.7%	25.2%	6.1%
Other	264,236	311,097	440,130	292,254	323,959	552.5	10.6%	4.1%	10.8%
Total other liabilities	680,756	758,479	949,187	820,169	884,020	1,507.5	20.5%	16.6%	7.8%

Minority interest in consolidated subsidiaries	5	4	1	1	1	0.0	(80.0%)	(75.0%)	0.0%

S hareholders' equity
Capital and Reserves	574,617	575,219	520,317	517,730	517,994	883.3	(9.9%)	(9.9%)	0.1%
Net income for the year	132,746	38,729	121,415	151,407	40,839	69.6	14.1%	5.4%	(73.0%)
Total shareholders' equity	707,363	613,948	641,732	669,137	558,833	952.9	(5.4%)	(9.0%)	(16.5%)
Total liabilities & shareholders' equity	9,405,299	9,773,996	9,579,738	9,572,012	9,988,726	17,032.4	1.8%	2.2%	4.4%

2005 First Quarter Results

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended
	1Q04	4Q04	1Q05	Dec 03	Dec.04
Earnings per Share
Net income per Share (Ch$) (1)	0.57	0.46	0.62	1.95	2.28
Net income per ADS (Ch$) (1)	341.33	277.70	369.15	1,169.92	1,368.59
Net income per ADS (US$) (2)	0.55	0.50	0.59	1.95	2.44
Book value per Share (Ch$) (1)	9.01	10.08	8.42	10.39	10.08
Shares outstanding (Millions)	68,080	66,378	66,378	68,080	66,378

Profitability Ratios (3)(4)
Net Interest Margin	4.04%	3.18%	3.84%	2.75%	3.84%
Net Financial Margin	3.50%	4.28%	3.58%	3.86%	4.04%
Fees / Avg. Interest Earnings Assets	1.43%	1.61%	1.40%	1.17%	1.48%
Other Operating Revenues / Avg. Interest Earnings Assets	-0.28%	0.77%	-0.20%	1.18%	0.17%
Operating Revenues / Avg. Interest Earnings Assets	5.19%	5.55%	5.04%	5.10%	5.49%
Return on Average Total Assets	1.63%	1.26%	1.69%	1.45%	1.59%
Return on Average Shareholders' Equity	21.84%	18.65%	24.43%	20.01%	23.56%

Capital Ratios
Shareholders Equity / Total Assets	6.28%	6.99%	5.59%	7.52%	6.99%
Basic capital / total assets	5.84%	5.37%	5.15%	6.08%	5.37%
Basic Capital / Risk-Adjusted Assets	9.02%	7.81%	7.57%	9.20%	7.81%
Total Capital / Risk-Adjusted Assets	13.21%	11.67%	11.94%	13.22%	11.67%

Credit Quality Ratios
Past Due Loans / Total Loans	1.69%	1.23%	1.23%	1.69%	1.23%
Allowance for loan losses / past due loans	166.05%	181.54%	170.61%	170.09%	181.54%
Allowance for Loans Losses / Total Loans	2.80%	2.23%	2.10%	2.87%	2.23%
Provision for Loan Losses / Avg.Loans (4)	0.92%	1.21%	0.76%	0.96%	1.11%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	52.04%	57.73%	55.76%	53.43%	51.29%
Operating Expenses / Average Total Assets (3)	2.39%	2.86%	2.52%	2.46%	2.51%
Loans per employee (million Ch$) (1)	715	730	756	697	730

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,383,144	8,670,096	8,680,371	8,312,051	8,492,253
Avg. Assets (million Ch$)	9,488,341	9,718,867	9,685,752	9,185,641	9,524,416
Avg. Shareholders Equity (million Ch$)	709,172	658,997	668,591	663,345	642,742
Avg. Loans	6,450,316	6,864,861	7,083,135	6,380,914	6,576,769
Avg. Interest Bearing Liabilities (million Ch$)	6,057,997	6,000,138	5,967,464	6,064,013	6,039,223

Other Data
Inflation Rate	0.25%	0.17%	0.22%	1.07%	2.43%
Exchange rate (Ch$)	623.21	559.83	586.45	599.42	559.83
Employees	9,080	9,365	9,377	9,130	9,365

Notes

(1) These figures were expressed in constant Chilean pesos as of March 31, 2005.

(2) These figures were calculated considering the nominal net income, the shares outstanding and the ex change rates existing at the end of each period.

(3) The ratios were calculated as an average of daily balances.

(4) Annualized data.

2005 First Quarter Results

CONTACTS:	Jacqueline Barrio (56-2) 653 2938 jbarrio@bancochile.cl

Rolando Arias (56-2) 653 3535 rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lanvín General Manager